SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Eastbourne Capital Management, L.L.C. (See Note 1)	2. Date of Event Requiring Statement (Month/Day/Year) May 24, 2002 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol PYR Energy Corporation (PYR)
(Last) (First) (Middle) 1101 Fifth Avenue, Suite 160	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX_10% Owner ______Officer _XX__ Other (specify below) Right to appoint Directors (See Note 3)	6. If Amendment, Date of Original (month/Day/Year)
(Street) San Rafael, CA 94901		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XXForm filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	3,634,000	I	See Note 2
Common Stock	2,317,019	D	See Note 3
Common Stock	7,150	D	See Note 5

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Convertible Notes	05/24/02	05/24/09	Common Stock	4,615,385	$1.30	I	See Notes 2 and 4
Convertible Notes	05/24/02	05/24/09	Common Stock	2,952,308	$1.30	D	See Notes 3 and 4
Warrants	08/04/00	07/31/03	Common Stock	1,430	$4.80	D	See Note 5

Explanation of Responses:

1. The reporting persons are Eastbourne Capital Management, L.L.C. ("Eastbourne"), a registered investment adviser, Richard Jon Barry, Manager of Eastbourne, Black Bear Offshore Master Fund Limited ("Black Bear Offshore"), a Cayman Islands exempted company to which Eastbourne is investment adviser, Eric M. Sippel, Chief Operating Officer of Eastbourne, and Borden Putnam, an employee of Eastbourne. Eastbourne is the general partner and investment adviser of investment limited partnerships, the manager and investment adviser of investment limited liability companies and the investment adviser to other accounts. Each reporting person disclaims membership in a group with any other person not included on this report within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

2. These securities are owned directly by an investment limited partnership of which Eastbourne is the general partner and investment adviser, an investment limited liability company of which Eastbourne is the manager and other accounts to which Eastbourne is investment adviser, including Black Bear Offshore. Eastbourne owns the securities indirectly in its capacities as general partner and investment adviser, and Mr. Barry owns them indirectly as the controlling owner of Eastbourne. Each reporting person disclaims beneficial ownership in the securities except to the extent of such reporting person's pecuniary interest therein.

3. These securities are owned directly by Black Bear Offshore.

4. On May 24, 2002, investment funds of which Eastbourne is the general partner and/or investment adviser, including Black Bear Offshore, purchased Convertible Notes (the "Notes") in the principal amount of $6,000,000 from the Issuer. The Note holders have the right to appoint two members of the Issuer's board of directors. The Note holders have appointed Mr. Sippel and Mr. Putnam to serve as directors of the Issuer.

5. These securities are owned directly by Mr. Putnam.

Dated: May 31, 2002
Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer	Richard J. Barry
Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C. Attorney-in-fact By: Eric M. Sippel Chief Operating Officer

Eric M. Sippel

Borden Putnam

Joint Filer Information

Dated: May 31, 2002

Name: Richard Jon Barry

Address: 1101 Fifth Avenue, Suite 1600, San Rafael, CA 94901

Designated Filer: Eastbourne Capital Management, L.L.C.

Issuer and Ticker Symbol: PYR Energy Corporation (PYR)

Statement for Month/Year: May 2002

Signature: Richard J Barry

Name: Eric M. Sippel

Address: 1101 Fifth Avenue, Suite 1600, San Rafael, CA 94901

Designated Filer: Eastbourne Capital Management, L.L.C.

Issuer and Ticker Symbol: PYR Energy Corporation (PYR)

Statement for Month/Year: May 2002

Signature: Eric M. Sippel

Name: Black Bear Offshore Master Fund Limited

Address: c/o CITCO Fund Services (Cayman Islands) Limited

Corporate Centre, West Bay Road, P.O. Box 31106-SMB

Grand Cayman, Cayman Islands

Designated Filer: Eastbourne Capital Management, L.L.C.

Issuer and Ticker Symbol: PYR Energy Corporation (PYR)

Statement for Month/Year: May 2002

By: Eastbourne Capital Management, L.L.C., Attorney-in-Fact

By: Eric M. Sippel, Chief Operating Officer

Name: Borden Putnam

Address: 1101 Fifth Avenue, Suite 1600, San Rafael, CA 94901

Designated Filer: Eastbourne Capital Management, L.L.C.

Issuer and Ticker Symbol: PYR Energy Corporation (PYR)

Statement for Month/Year: May 2002

Signature: Borden Putnam